

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 21, 2023

Leanne Kelly
Chief Financial Officer
GRI BIO, Inc.
2223 Avenida De La Playa, #208
La Jolla, California 92037

> **Re: GRI BIO, Inc.**
> **Registration Statement on Form S-3**
> **Filed October 13, 2023**
> **File No. 333-274972**

Dear Leanne Kelly:

We have conducted a limited review of your registration statement and have the following comment.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form S-3

General

1. We note that on April 21, 2023, GRI Bio, Inc. completed its merger with Vallon Pharmaceuticals, Inc. We further note that on August 22, 2023, the combined company entered into an Asset Purchase Agreement wherein Vallon's legacy assets were acquired by Aardvark Therapeutics, Inc. Given these circumstances, please tell us your basis for registering this transaction on Form S-3. See Use of Form S-8, Form 8-K, and Form 20-F by Shell Companies, Release No. 33-8587 (July 15, 2005) at n. 32 as reiterated in Special Purpose Acquisition Companies, Shell Companies, and Projections, Release No. 33-11048 (March 30, 2022) at n. 239 and accompanying text. Alternatively, please amend your registration statement to register the offering on Form S-1.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

      Please contact Jimmy McNamara at 202-551-7349 or Laura Crotty at 202-551-7614 with any other questions.

                             Sincerely,

                             Division of Corporation Finance
                             Office of Life Sciences

cc: Jason Miller